UPAY, INC.,

3010 LBJ Freeway, 12  Floor

Dallas, Texas 75234

January 14, 2025

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

Attn: Mellisa Kindelan

Re:        UPAY, Inc. (the “Company”), Form 10-K for the Fiscal Year ended February 29, 2024; Forms 10-Q; (File Number 000-55747))

Dear Sir or Madam:

Please be advised that in response to the Division of Corporation’s Comment Letter dated January 6, 2025, 2023, the Company filed the following:

Form 10-K/A for the Fiscal Year ended February 29, 2024

Form 10-Q/A for the Quarter ended May 31, 2024

Form 10-Q/A for the Quarter ended August 31, 2024

Form 10-Q for the Quarter ended November 30, 2024.

The Company respectfully requests whether the Corporation Finance will be issuing any further comments or whether it will be issuing a Close of Review Letter.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this matter.

Thank you.

Sincerely yours,

/s/ Jaco C. Folscher

By: Jaco C. Folscher

Chief Executive Officer/Chief Financial Officer